Exhibit 99.1

AGREEMENT IN CONNECTION WITH ANCHOR BANCORP ANNUAL MEETING

This Agreement is made and entered into, as of October 21, 2015, in connection with the Anchor Bancorp 2015 Annual Meeting of Shareholders (“Annual Meeting”), by and between, Joel S. Lawson IV, an individual (“Mr. Lawson”), and Anchor Bancorp, a Washington corporation (“Anchor” or “the Company”). Mr. Lawson and Anchor are referred to collectively as the “parties”.

In connection with the Annual Meeting the parties agree as follows:

(1)
Mr. Lawson will present two candidates for director for selection by the Anchor Board of Directors whose primary residence is the State of Washington and who meet the director qualification requirements under Anchor’s Bylaws to be designated within two weeks after the Annual Meeting.

(2)
The candidate selected by Anchor  from the two nominees submitted by Mr. Lawson (“New Director”) will be appointed to the Boards of Directors of both Anchor and Anchor Bank promptly subsequent to the candidate being presented by Mr. Lawson for selection to the Board.  If for any reason during the Standstill Period, the New Director resigns or is unable to serve for any reason, Mr. Lawson shall have the right to designate a replacement candidate who will meet the requirements set forth in provision 1 and the Board will appoint such replacement candidate within 5 business days from the date Mr. Lawson presents the replacement candidate to the Board.

(3)
The New Director, Mr. Lawson and Anchor will enter in a Non-Disclosure Agreement, or comparable agreement, to protect the New Director, Mr. Lawson and Anchor from issues that could arise under the Securities Exchange Act of 1934.

(4)	The preliminary results of the Annual Meeting will not be finalized by the Inspector of Election until agreement has been reached on items referred to in this Agreement.

(5)
Mr. Lawson will present his proxies to the Inspector of Election for all effective purposes. The three Anchor director nominees and other Anchor management proposals presented at the Annual Meeting will be supported by Mr. Lawson with respect to the shares he beneficially owns subject to the mutual agreeable resolution of the items referred to in this Agreement.

(6)
The New Director will also serve as chairman of a new committee of independent members of the Anchor Board of Directors that will be formed to evaluate the Company’s strategic options and methods to maximize shareholder value, including a sale of the Company, such committee to report its findings to the full Board of Directors of the Company.  The Strategy Committee will be authorized to retain on behalf of Anchor a nationally recognized investment bank to perform a full and fair strategic review process.

(7)
A standstill agreement covering the terms typically and reasonably covered in such agreements will be entered into between Mr. Lawson, the New Director and Anchor and will remain in effect until 30 days before the date that shareholder nominations of directors are due to be submitted for the 2016 Anchor Annual Meeting (the “Standstill Period”).

(8)	A press release and Form 8-K that are agreed to by Anchor and Mr. Lawson will be prepared announcing the results of the Annual Meeting and the entry into this Agreement.

(9)	Anchor will reimburse the expenses incurred by Mr. Lawson in connection with the Annual Meeting up to $75,000.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the undersigned and duly authorized officer of the undersigned as of the day and year first above written.

ANCHOR BANCORP
	/s/ Joel S. Lawson IV		/s/ Jerald L. Shaw
By:	Joel S. Lawson IV	By:	Jerald L. Shaw, President and Chief Executive Officer